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                                                                   Exhibit 10.29

December 6, 1999

Mr. Peter Boni
CEO
Prime Response, Inc.
150 Cambridge Park Dr
Cambridge, MA 02140

Dear Peter:

Over the past few months, our firms have worked toward creating a comprehensive and robust relationship that we each believe will benefit our respective businesses. In our discussions, we have outlined an arrangement whereby Prime Response will commit to purchase a specified minimum level of consulting services from Andersen Consulting over the course of the next twenty four (24) months and we will enter into a joint marketing alliance to market Prime Response's software and Andersen Consulting's integration services.

This letter documents more specifically our agreement with respect to Prime Response's purchase of consulting services. This agreement is a material part of our overall transaction which includes a joint marketing alliance and an equity investment by Andersen Consulting in Prime Response. Prime Response agrees to pay Andersen Consulting a minimum $1 million to provide consulting services between the date of this letter and December 31, 2001 (the "Service Period"). The specifics of scope of work and costs will be documented in separate arrangements discussed below. These services provided to Prime Response will be at Andersen's then current standard rates. This letter is a binding commitment on Prime Response to, on or before December 31, 2001, either arrange for and pay for $1 million in consulting services, or pay Andersen Consulting the difference between $1 million and the total consulting fees paid by Prime Response to Andersen Consulting during the Service Period. If Andersen Consulting exercises the option to put the shares back to Prime Response this agreement will terminate.

These services will be performed under the terms of Andersen Consulting's standard Consulting Services Agreement. A detailed description of the scope of our services will be contained in arrangement letters to which we will both agree prior to the commencement of any work. Each arrangement letter will be subject to the terms of the Consulting Services Agreement.

The kinds of services we would expect to provide under these arrangements include creation of prototypes and demos for external presentations, development of training materials and potentially conducts of the training, product testing, and other activities to
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support Prime Response's product releases.  In addition, Prime Response may determine that we should work on projects related to the development and deployment of your business capabilities, for example, deployment of business systems, planning and analysis work related to marketing, deployment of technology infrastructure to support your business activities, etc. We do not expect that we would be involved in Prime Response's product development, where the results of our work would be a material element in a product that Prime Response sells and licenses.

Again, we are pleased to have this opportunity to work with you on this important project. If you have any questions please call me at (612) 277-6099.



                               Sincerely,

                               /s/ J. Patrick O'Halloran

                               Andersen Consulting LLP
                               J. Patrick O'Halloran
                               Partner


Agreed and accepted:

PRIME RESPONSE, INC.

By: /s/ Peter J. Boni
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Name: Peter J. Boni
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Title: Chief Executive Officer and President
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Date: 12/6/99
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